April 6, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F St NE

Washington, DC 20549

CFTradeandServices@sec.gov

Re:   WeSave, Inc.

Offering Statement on Form 1-A

Filed February 23, 2023

File No. 024-12085

In response to your letter dated March 13, 2023, we are providing the following responses on behalf of WeSave, Inc. (“WeSave” or  the “Company”).

1. Please disclose in detail how you will calculate the Coalition Marketing Fees and add a representative example of the calculation. In addition, elsewhere in the offering statement where you discuss the Coalition Marketing Fees, please add a cross-reference to the aforementioned calculation and example.

WeSave merchants agree to pay 10% of a product’s sale price (not including sales tax or shipping costs) as a Coalition Marketing Fee (CMF). This amount is put through the Revenue Distribution Engine (RDE) and is divided as follows: 20% as a Cashback Reward to the member customer; 10% to the person or entity that enrolled the member; 10% to the person or entity that set up the merchant; 5% to a community contribution pool (used to support local humanitarian projects); 3% Revenue Share Percentage; and 62% to licensors, service providers and the Company.

For example, if a customer purchases a product for $100 (not including sales taxes or shipping costs) and the merchant has agreed to a CMF of 10%, then as part of the settlement process, our processor will pay $10 directly to WeSave as a CMF and the merchant will receive the remaining $90 minus normal merchant service fees. Per the RDE, the $10 CMF would be allocated as follows: $2 Cashback Reward to the member customer; $1 to the person or entity that enrolled the customer; $1 to the person or entity that set up the merchant; $0.50 to a community contribution pool; $0.30 Revenue Share Percentage; the remaining $6.20 is paid to licensors, service providers and the Company.

2. Regarding the percentage of the retail price of a product that will be used in the calculation of the Coalition Marketing Fees, please disclose what you estimate the average percentage will be and, if feasible, please disclose the range of percentages you anticipate using. In this regard, we note you disclose the percentage could be up to 10% of the retail price of a product. Please make conforming revisions throughout the offering statement.

CMFs are expected to be 10% of the retail price of the product.

3. Regarding the 48-month collection period, please clarify here whether this means no Coalition Marketing Fees revenues would be distributed to investors during this period. Please make conforming revisions throughout the offering statement. In addition, if no such revenues would be distributed during the 48-month collection period, please add appropriate risk factor disclosure addressing the risk of non-distribution.

The Revenue Share Percentage portion of the CMF (3%) will be subject to a 48-month holding period to allow the funds in the Revenue Sharing Pool to grow and compound for the benefit of the holders. Unless otherwise determined by WeSave’s Board of Directors, payments under the Revenue Sharing Plan shall be withheld for forty-eight (48) months to allow the funds in the Pool to grow and compound for the benefit of all the holders of the RSUs.

4. Regarding the 48-month collection period, please clarify here whether distributable revenues would accrue during this period such that any amounts distributed to investors would include any amounts accrued during such period.

Revenue Sharing Pool funds will be held in an interest-bearing account. Following the 48-month collection period, distributions of deposits and accrued interest will be made from the Revenue Sharing Pool to the RSUs on a pro-rata basis.

5. Please clarify what the starting date will be for purposes of calculating the commencement of the 10-year program. In addition, with respect to the commencement date of the program, please clarify what you mean by “unless otherwise modified by the Company.” If you have the unilateral ability to modify the duration of the program, please disclose this, disclose how you would notify investors of such changes, and add appropriate risk factor disclosure addressing the risks associated with such ability.

The 10-year program will commence within thirty (30) days of SEC approval of the offering. The Company’s use of equity rights and revenue sharing as rewards is a new proprietary loyalty program. As such, the Company reserves the right to modify and amend the terms and conditions of the Equity Rights or Revenue Sharing Plans that help define the program.  However, in accordance with the Plans, the rights under any Equity Rights Unit or Revenue Sharing Unit granted before amendment of either Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Qualified Recipient and (b) the Qualified Recipient consents in writing.

6. Please clarify whether investors have any audit or similar rights in respect of the RSUs. If you are not providing such rights, please disclose this clearly and address what remedies an investor might have who disputes your calculations. In addition, please add appropriate risk factor disclosure addressing this risk.

The RSUs represent participation interests in the Company’s Revenue Sharing Pool. While the RSUs grant economic rights they do not grant voting, information or audit rights (outside of the Company’s annual audited financials). Participants can access information regarding the award and issuance of Units through the Broker/Dealer and Transfer Agent’s platform. Participants also have access to a Member Dashboard which provides information on participant’s purchases and rewards. Questions or disputes regarding RSUs will be handled by the Company’s customer service department.

General

7. We note your response to comment 1. Please provide us with your detailed legal analysis as to whether the ERUs and RSUs are security-based swaps. See Section 3(a)(68) of the Exchange Act. See also Rule 194 under the Securities Act.

The first element in the definition of security-based swap in Section 3(a)(68) of the Exchange Act is that an instrument be considered a swap under the section 1a(47)(A) of the Commodity Exchange Act (7 U.S.C. 1a) (but not including paragraph (47)(B)(x). Section 1a(47)(A) sets forth several types of agreements, contracts or transactions which are included in the definition of a swap, including a put, call, cap, floor, collar, or similar options of any kind for the purchase or sale, or based on the value of one or more…securities. Under this definition, neither the ERUs nor RSUs are a put, call, cap, floor, collar or similar option and would therefore not be considered a swap under this portion of the definition.

The definition of swap also includes instruments that provide for the purchase, sale, payment, or delivery that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of any event or contingency, associated with a potential financial, economic, or commercial consequence. While the value of, and distributions related to, the ERUs and RSUs is dependent on the Company’s generation of income (financial/economic occurrences), neither require any purchase, sale, payment or delivery of securities based on such occurrence. The value of the ERUs is based on the value of the Company’s common stock, but no action, including purchase, sale, payment or delivery, is triggered by any change in the value of the common stock. Furthermore, the value of the RSUs is dependent on the Company generating and allocating a portion of CMF based on Company sales, but no purchase, sale, payment or delivery of securities is required by the Company or the holder upon the generation of CMF since the RSU merely gives a pro-rata right to receive a portion of the cash in the Revenue Share Pool.

Section 1a(47) also includes in its definition of swap an instrument which provides on an executory basis for the exchange of one or more payments based on the value of one or more securities or other financial or economic interests and that transfers, as between the parties to the transaction, in whole or in part, the financial risk associated with a future change in any such value or level without also conveying a current or future direct or indirect ownership interest in an asset. The ERUs would not be considered swaps under this section because while the value of the ERUs are based on the value of the Company’s common stock, no payment, other than the initial purchase, is required based on any change in the value of the common stock. The RSUs are also not considered swaps under this section because CMF is not a financial or economic interest or property of any kind whose value fluctuates and upon which payments are required. When CMF is generated, a portion of it is allocated to the RSUs, however, the payments are not based on the value, or variation in the value, of the CMF.

Therefore, we do not believe the ERUs or RSUs constitute security-based swaps under the applicable definition.  The RSUs represent the right to share in profits and to receive profit sharing payments, which are not paid in the form of a security or other swap type transaction.  The ERUs represent the right to receive the economic value associated with a pool of common stock but not to receive that stock or any other security.  Any value would only be realized upon the sale of the Company, in which case the holders would receive sale proceeds based upon their percentage holdings, or in if the Company declares a dividend upon its common stock, the holders would be entitled to receive their pro rata share of the dividend allocated to the shares in that pool.

Even if the ERUs were to be considered swaps under Section 1a(47)(A), they would be exempted under Section 1a(47)(B)(viii) as instruments based on a security and entered into directly by the issuer for the purposes of raising capital.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.